June 18, 2009

VIA EDGAR

Ms. Rebecca A. Marquigny
Senior Counsel/ Office of Insurance Products
The United States Securities and
Exchange Commission
100 F. Street, NE
    Washington, D.C. 20549-4644

Re:                          Nationwide Life and Annuity Insurance Company
Nationwide VL Separate Account – G
1933 Act File No. 333-155153

Dear Ms. Marquigny:

On behalf of Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account - G ("Variable Account"), we are filing this correspondence to propose amended clarifying disclosure relating to the above-mentioned pending N-6 registration statement.  We filed Pre-Effective Amendment No. 3 to the registration statement on June 10, 2009, and represent that we will make the changes contained in this letter in a filing pursuant to Rule 497 under the Securities Act of 1933.  If requested by the Staff, however, we will file the proposed language via subsequent Pre-Effective Amendment.  (The page numbers in the following numbered items correspond to those in Pre-Effective Amendment No. 3.)

1.	Policy Investment Options – Valuation of Accumulation Units (pp. 9-10). The first paragraph will be amended as follows (changes noted in text):

We account for the value of your interest in the Sub-Accounts by using Accumulation Units.  The number of Accumulation Units associated with a given ~~Premium~~ Sub-Account allocation is determined by dividing the dollar amount ~~of Premium you~~ allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account, which is determined at the end of the Valuation Period that the allocation was received.  The number of Accumulation Units in your policy will not change (except when Accumulation Units are redeemed to effectuate a partial surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with new Premium and loan repayments) ~~a given Net Premium allocation purchases will not change~~.  However, the value of each Accumulation Unit will vary daily based on the Investment Experience of the mutual fund in which the Sub-Account invests.

2.	Transfers Among and Between the Policy Investment Options – Sub-Account Transfers (p. 10). The first paragraph will be amended as follows (changes noted in text):

Policy owners may request transfers to or from the Sub-Accounts once per valuation day, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds.  Transfers will be implemented by redeeming Accumulation Units from the Sub-Account(s) indicated by the policy owner and using the redemption proceeds to purchase Accumulation Units in other Sub-Account(s) as directed by the policy owner.  The net result is that the policy owner’s Cash Value will not change (except due to standard market fluctuations), but the number and allocation of Accumulation Units within the policy will change.

3.	Standard Policy Charges – Cost of Insurance Charge (p. 17). The third paragraph will be amended as follows (changes noted in text):

Flat Extras and Substandard Ratings.  We may add an additional component to the Cost of Insurance Charge called a "Flat Extra" if certain factors result in an Insured receiving a Substandard Rating.  These factors include an Insured’s occupation and certain other habits or activities that increase the Insured’s likelihood of being in an accident or otherwise exposed to health hazards.  The Flat Extra compensates us for the increased risk of providing life insurance when one or more of these factors apply to an Insured.  ~~The Flat Extra is a component of the total Cost of Insurance Charge, so if applied, it will be deducted from the Policy’s Cash Value on the Policy Date and each monthly anniversary of the Policy Date.~~ For those policies where a Flat Extra applies, the Cost of Insurance Charge will reflect that additional fee.  The monthly Flat Extra is between $0.00 and $2.08 per $1,000 of the Net Amount At Risk.  If a Flat Extra applies, it is shown on the Policy Data Pages.

4.	Policy Loans – Collateral and Interest Earned (p. 29). The first paragraph will be amended as follows (changes noted in text):

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the policy loan account.  Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise.  To implement the transfer, we will redeem Accumulation Units from the Sub-Accounts and apply the redemption proceeds to the policy loan account.  We will only transfer amounts from the fixed account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.

5.	Policy Loans – Repayment (pp. 29-30). This section will be amended as follows (changes noted in text):

You may repay all or part of a policy loan at any time while the policy is In Force.  The minimum repayment amount is $50.  ~~We will apply all loan repayments to~~ When you make a loan repayment, we will use the dollar value of the repayment to purchase Accumulation Units in the Sub-Accounts according to the allocation instructions in effect at the time the payment is received, unless you indicate otherwise.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you indicate otherwise.  Repaying a policy loan will cause the Death Benefit and net Cash Surrender Value to increase accordingly.

We appreciate your continued review of this matter.  If you have any questions about this filing, please contact me at (614) 249-8782.

Sincerely,

/s/JAMIE RUFF CASTO
Jamie Ruff Casto
Managing Counsel
Nationwide Life and Annuity Insurance Company